Filed Pursuant to Rule 253(g)(2)
File No. 024-12334

1st stREIT OFFICE INC.

SUPPLEMENT NO. 4 DATED DECEMBER 19, 2025
TO THE OFFERING CIRCULAR DATED JANUARY 10, 2025

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated January 10, 2025, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on January 10, 2025, as previously supplemented (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	December 2025 distribution

•	Establishment of purchase price as of January 1, 2026

•	Net asset value (“NAV”) as of September 30, 2025

Declaration of Dividend

On December 16, 2025, the board of directors of the Company declared a regular quarterly cash dividend of $0.04 per share of common stock of the Company (“Common Stock”) for the period from October 1, 2025 to December 31, 2025. The dividend will be payable on January 10, 2026 to stockholders of record as of the close of business on December 26, 2025. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 2.3% on an annualized basis calculated at the current rate at the new purchase price of $6.92 per share of Common Stock described below (1.6% annualized dividend assuming a $10.00 per share of Common Stock purchase price).

Establishment of Purchase Price

Effective January 1, 2026, the purchase price per share of Common Stock will be $6.92 per share based on the NAV per share of the Company as of September 30, 2025 as calculated by the Company’s manager, SW Manager, LLC, (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after March 31, 2026, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of September 30, 2025

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of September 30, 2025, NAV per share of Common Stock was $6.92. This NAV is effective until updated by the Company on March 31, 2026 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of September 30, 2025:

September 30, 2025 (1)
Assets
Real estate:
Land	$8,059,754
Buildings and improvements	68,940,246
Total real estate, net, at fair value	77,000,000

Cash	2,728,864
Restricted cash	969,851
Rents and other receivables, net	175,250
Other assets, net	251,366
Total assets	$81,125,331

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$39,445,459
Accounts payable, accrued and other liabilities	2,131,852
Unearned tenant rents	59,399
Security and investor deposits	608,893
Due to affiliate	136,269
Total liabilities	42,381,873

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,851,459 shares issued and outstanding at September 30, 2025	18,516
Additional paid-in capital	18,621,705
Cumulative distributions and net gain	(5,834,096)
Noncontrolling interests	25,937,333
Total stockholders' equity	38,743,458
Total liabilities and stockholders’ equity	$81,125,331
Net asset value per share on 1,851,459 shares issued and outstanding at September 30, 2025(2)	$6.92

(1)	Unaudited consolidated balance sheet data as of September 30, 2025.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of September 30, 2025. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended September 30, 2025, and the four prior quarters thereof.

Date	NAV Per Share
September 30, 2024	$7.14
December 31, 2024	$6.84
March 31, 2025	$6.85
June 30, 2025	$6.85
September 30, 2025	$6.92